Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

October 23, 2009

BARCLAYS CAPITAL

AUTOCALLABLE NOTES

THE HIGHLY DYNAMIC ENVIRONMENT of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for innovative ideas and creative solutions to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking unique, sophisticated strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and achieve access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Due to this growing need, Structured Investments have become a key driver in today’s global markets.

STRUCTURED INVESTMENTS may help investors meet their specific financial goals and provide greater diversification to their investment portfolios. Structured Investments encompass a variety of structures and terms. The most typical are Structured Notes which consist of a debt security linked to the performance of a reference asset (equity, basket of equities, equity index, commodity, commodity index or foreign currency). Among the variety of structures available, most aim to help investors to achieve the following primary objectives: minimize the loss of principal (e.g. Principal Protected Notes), generate higher yields (e.g. Reverse Convertible & AutoCallable Notes) or participate in enhanced returns (e.g. SuperTrackSM Notes).

AUTOCALLABLE NOTES

What is an AutoCallable Note and how does it work? AN AUTOCALLABLE NOTE is a structured investment that aims to provide exposure to a specific reference asset, with a contingent coupon feature. In its typical form, an autocallable note consists of a principal component linked to a performance component. the autocallable note would be called if the reference asset is above its initial level on the specified observation date. the investor would receive their principal investment plus the pre-determined coupon and the note would be redeemed early.

Autocallable notes issued by barclays bank Plc are subject to the creditworthiness of the issuer.* the notes may be linked to common stocks, American Depositary Receipts (aDR’s), baskets of stocks, stock market indices, commodities or other asset classes.

The primary feature of an autocallable note is its potential for enhanced yield. the note is intended to pay a coupon that may be higher than the coupon an investor would receive on a fixed income security with a comparable maturity. However, the reference asset must close above a pre-determined level on the specified observation date in order for the AutoCallable Note to pay a coupon. In addition to potentially higher yields, an autocallable note may provide a protection level which is intended to protect the investor’s principal from a predetermined percentage decrease in the value of the reference asset.

Autocallable notes are not principal-protected; however, they may be structured to include a degree of partial principal protection where the principal amount of the notes would be partially protected against a decline in the performance of the reference asset.

The level of principal protection can typically range from 10% to 25% depending on the terms of a specific Note.†

Unlike an investment in the reference asset, the appreciation potential in autocallable notes is limited to the coupon amount. the investor will not participate in the gains on the reference asset, if any.

* the notes are not rated, but rely on the ratings of their issuer, barclays bank Plc. credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the notes.

† any payment on the notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer.

AUTOCALLABLE NOTES

Hypothetical Examples of AutoCallable Notes THE PAYOUT STRUCTURE OF AUTOCALLABLE NOTES may vary and can be designed to satisfy specific investment goals. Hypothetical examples of two typical payout structures – Accumulating Coupon AutoCallable Notes and Constant Coupon AutoCallable Notes – are provided below:

Autocallable notes are designed for investors with a moderately bullish view of the market.

ACCUMULATING COUPON AUTOCALLABLE NOTES seek to provide an enhanced yield to investors. The reference asset must close above its initial level on the specified observation date in order for the investor to receive the principal plus the coupon and the note to be called. the note has a buffered downside protection level to protect against negative movement in the reference asset.

Coupon

Payment at Maturity

[20.00%]

Observation Period:

(10.00$)

2

Performance of the eference Asset

-80%

ProtectionLevel

Index Performance is defined as:

Final Index Level

Initial Index Level

Hypothetical Example*

Hypothetical Scenario:

Reference Asset: ABC Index

Tenor = 1 year, autocallable semi-annually

Semi-Annual Coupon = 10.00%

Initial Index Level equals 100% of the index level on

the trade date

Downside Protection Level = 80% European Barrier,

observed only on the final valuation date.

Hypothetical possibilities of payoff prior to maturity†:

If the index closes above its initial level on the first observation date, the investor would receive the principal plus the semi-annual coupon, and the Note would be called, otherwise;

Hypothetical possibilities of payoff at maturity:

If the index closes above its initial level on the final valuation date, the investor would receive the principal plus two times (2x) the semi-annual coupon, and the Note would be called, or; On the final valuation date, if the Note has not been called, and the index closes above the downside protection level, the investor would receive the principal, otherwise;

On the final valuation date, if the Note has not been called and the index closes below the downside protection level, the investor would receive the principal amount multiplied by the index performance, and as a result may lose some or the entire principal amount of the original investment.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

† A ny payment on the Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer.

AUTOCALLABLE NOTES

Constant Coupon AutoCalable Notes also seek to provide investors with an enhanced yield. The reference asset must close above the coupon level on the specified observation date in order for the investor to receive the coupon, however if the reference asset closes above its initial level, the investor would then receive the principal plus the coupon and the Note would be called.

This Autocallable Note structure typically has a buffered downside protection level to protect against negative movement in the reference asset.

Hypothetical Example*:

Hypothetical Scenario:

Reference Asset: XYZ Index

• Tenor = 2 year, autocallable semi-annually

• Semi-Annual Coupon = 5.00%

• Initial Index Level equals 100% of the index level on

the trade date

• Coupon Level = 75% of the initial index level

observed on each observation date

• Downside Protection Level = 75% European Barrier,

observed only on the final valuation date.

Hypothetical possibilities of payoff prior to maturity†:

• If the index closes above the coupon level on the first

observation date, the investor would receive the semiannual

coupon, or

• If the index closing level is above its initial level on the first observation date, the investor would receive the principal plus the semi-annual coupon and the Note would be called, otherwise;

Hypothetical possibilities of payoff at maturity†:

• If the index closes above the coupon level and downside protection level on the final valuation date, the investor would receive the principal plus the semi-annual coupon, or;

• On the final valuation date, if the Note has not been called, and the index closes below the downside protection level, the investor would receive the principal amount multiplied by the index performance, and as a result may lose some or the entire principal amount of the original investment.

* The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

† A ny payment on the Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer.

This example is for illustrative purpose

PAYMENT AT mATURITY

¢OUPON

oBSERVATION PERIOD:

-75$

1 (5.00$)

PROTECTION

lEVEL

3 (5.00$)

2 (5.00$)

4 (5.00$)

PERFORMANCE OF THE

rEFERENCE aSSET

Index Performance is defined as:

Final Index Level

Initial Index Level

AUTOCALLABLE NOTES

What are the Benefits and Risks of an AutoCallable Note?

Benefits Typically higher coupons than traditional • aditional fixed-income securities.

• The Notes may include a certain degree of downside protection from any possible decline in the value of the reference asset.

• The Notes may be used for portfolio diversification, as they can be linked to a variety of asset classes.

Risks • Partial principal protection – possible loss of some or the entire principal amount of the original investment.

• Any payment on the Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer, Barclays Bank PLC .

• Could provide same downside exposure as the direct investment in the reference asset.

• Generally, no interest or dividend payments on the investment.

Additional Information

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest in any note issued by Barclays

Bank PLC , you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and any offering of notes. Buyers should rely upon the prospectus, the prospectus supplement and the relevant pricing supplement or free writing prospectus for complete details. You may get these documents and other documents

Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov as follows:

Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the relevant final pricing supplement or free writing prospectus if you request it by calling your Barclays Bank PLC sales representative,

such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from

Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

AUTOCALLABLE NOTES

Certain Additional Risk Considerations

Market Risk:

The market value of the Notes may be affected by the volatility of the reference asset, the level,

value or price of the reference asset at the time of the sale, changes in interest rates, the supply and demand of the Notes and a number of other factors. The principal may be fully exposed to any decline in the reference asset below the buffer percentage.

The investor should be willing to hold the Notes until maturity. If the investor sells the Notes before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Notes prior to maturity may be substantially less than the amount originally invested in the Notes, depending upon, the level, value or price of the reference asset at the time of the sale.

Credit of Issuer:

The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not,

either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes,

including any partial principal protection feature, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of

Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, the investor may not receive the amounts owed to them under the terms of the Notes.

Liquidity:

There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do,

however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Notes to maturity.

Price Volatility:

Movements in the levels, values or prices of the reference assets or their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic,

financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether their levels, values or prices of the reference assets will rise or fall during the term of the Notes. Changes in the levels, values or prices will determine the payment at maturity on the

Notes. Therefore, these changes may result in a loss of the invested principal. As the Notes are linked to reference assets that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to the investor, and therefore the investor may receive less than the amount he or she initially invested in the Notes.

AUTOCALLABLE NOTES

Earn Success with Barclays Capital

Barclays Capital’s Solution Sales team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We provide opportunities for returns that benefit and make sense for our clients. We deliver practical solutions, including:

All Asset Classes and Structures Under One • ne Roof SM

• Packaging complex ideas into simple and efficient publicly registered products

• Commitment to our clients: client service is the foundation for our success

AUTOCALLABLE NOTES

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved.

This document has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays”), for information purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays.

Any offer or sale of a specific issuance of notes will only be made pursuant to a pricing supplement or free writing prospectus,

which would include more complete descriptions of the risks associated with such notes. Investors should carefully read the detailed explanations of risks related to such notes, together with other information, that would be contained in the relevant pricing supplement or free writing prospectus, including but not limited to information concerning the tax treatment of the investment, before investing in such warrants. Furthermore, you should read this document together with the prospectus and the prospectus supplement, which Barclays Bank PLC has filed with the U.S. Securities and Exchange Commission (“SEC”)

with respect to warrants, as described below. You should carefully consider, among other things, the matters set forth in “Risk

Factors” in the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in any warrants issued by Barclays Bank PLC .

Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling or backtesting.

All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Transactions of the type described in these materials may involve a high degree of risk and the value of such transactions may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference asset, entity or index and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described in these materials. Please review the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement relating to the securities discussed herein for a further discussion of the risks. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to them.

Barclays Capital and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice.

Please be advised that any discussion of U.S. tax matters contained herein (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) is written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Barclays”, “Barclays Capital”, “SuperTrackSM” and “All Asset Classes and Structures Under One Roof SM” are servicemarks or trademarks of Barclays Bank PLC . All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Barclays Capital – the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.);

Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange.

© 2009, Barclays Bank PLC (All rights reserved).

18723c4

FOR MORE INFORMATION please contact us at:

Phone: +1 877 538 0459

email: Barclaysdirect@barclayscapital.com

or visit us at Barx-is.com.